UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

OCTuS, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

675742506

(CUSIP Number)

George Ecker
7040 Avenida Encinas #374, Carlsbad CA 92011
(760) 828-3243

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |    |

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 675742506	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS George Ecker I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,000,000
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 15,000,000
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 675742506	SCHEDULE 13D

Item 1.	Security and Issuer.

This statement relates to Octus, Inc. common stock, par value $0.001.  The address of the principal executive offices of the issuer is 719 Second Street, Suite 9, Davis CA 95616.

Item 2.	Identity and Background

(a) Name: George Michael Ecker
(b) Business Address: 7040 Avenida Encinas #374, Carlsbad CA 92011
(c) Present Principal Occupation: Chief Financial Officer
(d) Employer: Octus, Inc.
(e) Employer Address: 719 Second Street, Suite 9, Davis CA 95616
(f) Principal Business of Octus Inc.: Renewable Energy Efficiency

Item 3.	Source and Amount of Funds or Other Consideration.

No cash funds were used to purchase the shares beneficially owned by the undersigned.  The shares were acquired as described below.

On February 24, 2009, OCTuS, Inc. (“Octus” or the “Company”) entered into an employment agreement with George M. Ecker, the undersigned reporting person, pursuant to which Mr. Ecker agreed to serve as Chief Financial Officer of the Company. Mr. Ecker was also appointed a director of the Company.  Concurrently, the Company executed a restricted stock purchase agreement dated February 24, 2009, with Mr. Ecker, pursuant to which the Company issued 15,000,000 shares (the “Shares”) of common stock of the Company in consideration of services rendered to the Company.

Under the terms of the restricted stock purchase agreement, a portion of the Shares is subject to repurchase by the Company if certain milestones are not achieved before the first anniversary of the date of the purchase agreement.  For each of the following events that are not achieved before the first anniversary of the date of the purchase agreement, 25% of the Shares are subject to repurchase by the Company at the original purchase price per share.  If all four milestones are achieved, then all repurchase rights of the Company will lapse.  The milestone events are: completion of sale of equity securities of the Company with proceeds to the Company of $100,000 or more; execution by the Company of a license agreement or purchase contract with at least two third-party persons or entities to acquire or license technologies and/or products related to the Company’s intended business; receipt of revenues from the sale by the Company of products licensed or owned by the Company; and execution by the Company of a renewable energy and/or energy efficiency project contract. In the event of a change in control of the Company, defined in the agreement to include events such as a merger or sale of assets transaction which results in more than a 50% change of ownership of the Company, all restrictions lapse and the Shares will become fully vested.

The 15,000,000 Shares issued to Mr. Ecker pursuant to the purchase agreement represent approximately 34.5% of the outstanding shares of the Company.

CUSIP No. 675742506	SCHEDULE 13D

Item 4.	Purpose of Transaction.

As enumerated in Item 3 above, the undersigned acquired the Shares in a private placement transaction in connection with the undersigned’s agreement to become an executive officer and director of the Company, in order to provide additional incentive to the undersigned.  The purpose of the transaction and acquisition of the Shares was to acquire a substantial equity position in the Company in connection with development and execution of a business plan for the Company and to provide additional incentive for the undersigned.  Subject to the availability of additional shares at prices regarded as attractive, alternative investment opportunities, personal factors and other matters deemed by him to be relevant, the undersigned may acquire additional shares of common stock of the Company at any time and from time to time in the open market, in privately negotiated transactions, through employee incentive plans or programs, or otherwise, or may sell Shares or other shares, if any, acquired upon exercise of options, from time to time on the open market, in privately negotiated transactions, or otherwise.  The undersigned will review his investment in the Company, together with his other investments, and may purchase or sell common stock in his discretion at any time or from time to time depending on various factors including those referred to above.

Effective February 24, 2009, Christian Soderquist and George Ecker were appointed directors of the Company.  Also, effective February 24, 2009, Mr. Soderquist was appointed President and Chief Executive Officer of the Company and Mr. Ecker became the Chief Financial Officer, Treasurer and Secretary of the Company.  In connection with those transactions, Mr. David S. Pere resigned as a director of the Company and as Chief Executive Officer, President, Treasurer, Secretary or other officer of the Company.

Except as described  below, the undersigned does not have any present plans or proposals relating to:  (a) the acquisition by any person of additional securities of the Company or the  disposition of securities of the Company;  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's corporate structure or business; (g) any change in the Company's articles of incorporation or bylaws, as amended, or other actions which may impede the acquisition of control of the Company by any person; (h) a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer  quotation  system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

The Company intends, from time to time, to evaluate possible acquisitions of products, technologies or companies, or other possible transactions, which the Company believes may be in its best interests.  Mr. Ecker is the Chief Financial Officer and a director of the Company.  He expects, in his capacity as such, to consider from time to time proposals for various corporate actions, possibly including any of the actions enumerated in this Item, and to act upon any proposals under consideration in the manner he believes to be in the best interests of the Company.

Item 5.	Interest in Securities of the Issuer.

The undersigned may be regarded as the beneficial owner of 15,000,000 shares of common stock, or approximately 34.5% of the issued and outstanding shares of common stock as of March 23, 2009.  The undersigned has sole power to vote and direct the voting and to dispose of or direct the disposition of the shares acknowledged as beneficially owned by him in this statement.

Except as described above under Item no. 3, there have not been any transactions in the Company’s common stock effected by the undersigned during the 60 days before the date of this Schedule.

CUSIP No. 675742506	SCHEDULE 13D

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the restricted stock purchase agreement between the Company and the undersigned, which is described in Item no. 3 above and in the Company’s report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2009, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the undersigned and the Company with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

99.1    Restricted Stock Purchase Agreement dated as of February 24, 2009, between the Company and the Reporting Person.

CUSIP No. 675742506	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2009	/s/ George Ecker
George Ecker